

May 7, 2007

<u>Via Facsimile (212) 451-2222 and U.S. Mail</u>

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Pomeroy IT Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Additional Definitive Soliciting Materials**
> **Filed April 5, 11 and 27, 2007 by Flagg Street Capital LLC, Flagg**
> **   Street Partners LP, Flagg Street Partners Qualified LP, Flagg**
> **   Street, Offshore, LP, Jonathan Starr, Michael A. Ruffolo, and**
> **   Richard S. Press**
> **File No. 000-20022**

Dear Mr. Wolosky:

  We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Additional Soliciting Materials</u>

1.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your

statements that during the last 12 months "…the Company has missed guidance so badly that one has to wonder about management's understanding of the business" and that a current board of directors must "do the right thing for shareholders, even if it means putting the interests of shareholders ahead of those of the founding family members" (February 6th letter).

2.   Please provide support for your statement that the company has granted "*excessive* compensation and perks – such as Stephen Pomeroy's use of a corporate jet" (emphasis added; April 11th letter).

Preliminary Schedule 14A

3.   Please fill in the blanks in your document.

4.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Reasons Why We are Challenging the Incumbent Directors, page 3

5.   Please revise your disclosure to explain why you believe the election of your nominees "will send a message to the Pomeroy board that the Company should be run for the benefit of all stockholders – not the Pomeroy family …" (page 3). We note that even if your nominees are elected, security holders may not necessarily be delivering the message you state.

6.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your statement that "…the Company should be run for the benefit of all stockholders – not the Pomeroy family… (page 4).

Background to Solicitation, page 5

7. Please provide support for your disclosure (i) that Mr. Gregory told you Mr. D. Pomeroy declined your requests to speak with him, Mr. Pomeroy, "because he was too distant from the Company's operations to feel comfortable speaking to" you and (ii) relating to the events of March 5th 2007.

Proposal No. 1 – Election of Directors, page 10

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, *for example*, your assertion in the fourth paragraph of page 10 the changes you propose "will also have a positive effect on the Company's relations with its customers and employees…"

9. Please clarify why you believe that the consulting agreement between the company and Mr. D. Pomeroy is "very unusual" (page 12).

10. Please provide support for your statement that the company's results over the past two years have been a disappointment to "many other stockholders of the Company" (page 13).

11. Please provide us supplementally the basis for your statement that Delaware law may not permit a corporation to require the affirmative vote of at least two-thirds of its outstanding shares to remove its directors for cause (page 14).

12. Refer to the last paragraph in your discussion of anti-takeover provisions on page 14. Please clarify why you believe that those provisions have the effect of "insulating directors from being accountable to the stockholders." Is it not true that directors owe fiduciary duties to the company's security holders and that all directors must be re-elected to the board annually?

The Nominees, page 16

13. Given Mr. Ruffolo's and Mr. Press's participation in the group that filed Schedule 13D it is unclear why you state that neither individual beneficially owns any shares.

Solicitation of Proxies, page 19

14.   We note that you and Morrow & Co. may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

15.   Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

16.   We note that FSGP and Mr. Starr disclaim beneficial ownership of the shares held of record by Flagg Street Funds except to the extent of its or his pecuniary interest therein. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions